                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             -----------------------

                                    FORM 11-K

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

           For the fiscal year ended May 26, 2002
                                     ------------------
                                       or

[   ]      TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
           SECURITIES EXCHANGE ACT OF 1934.

           For the transition period from _____________to______________

           Commission File Number   1-11344
                                   ---------------

               A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       INTERMAGNETICS GENERAL CORPORATION
                                IGC SAVINGS PLAN

               B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       INTERMAGNETICS GENERAL CORPORATION
                             450 Old Niskayuna Road
                           Latham, New York 12110-0461

IGC 401(k) Retirement
Savings Plan

Financial Statements and Supplemental Schedule
(and Report of Independent Accountants)
May 31, 2002 and 2001

IGC 401(k) Retirement Savings Plan
Index
--------------------------------------------------------------------------------


                                                                                                     Page(s)
                                                                                                     -------
Report of Independent Accountants.........................................................................1


Financial Statements
       Statements of net assets available for benefits....................................................2
       Statements of changes in net assets available for benefits.........................................3
       Notes to financial statements....................................................................4-7


Supplemental Schedule
       Schedule H, line 4i, Schedule of assets (held at end of year)* ....................................8



* Refers to schedule required in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the plan year ended May 31, 2002.

                        Report of Independent Accountants


To the Participants and Administrator of IGC 401(k) Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of IGC 401(k) Retirement Savings Plan (the "Plan") at May 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at May 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers, LLP


October 4, 2002

IGC 401(k) Retirement Savings Plan
Statements of Net Assets Available for Benefits
May 31, 2002 and 2001
--------------------------------------------------------------------------------

                                                    2002           2001

              ASSETS

Assets:
  Investments at fair value                     $ 22,636,059    $  2,025,580
  Cash - interest bearing                                  -      26,555,078
  Employer contributions receivable                  591,526         742,202
                                                ------------    ------------

           Net assets available for benefits    $ 23,227,585    $ 29,322,860
                                                ============    ============











    The accompanying notes are an integral part of the financial statements.

IGC 401(k) Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended May 31, 2002 and 2001
--------------------------------------------------------------------------------

                                                         2002          2001

Additions to net assets attributed to:
Investment income:
  Net depreciation in fair value of investments     $ (4,450,108)  $ (2,135,340)
  Interest and dividends                                 554,317      1,707,331
                                                    ------------   ------------
                                                      (3,895,791)      (428,009)
                                                    ------------   ------------
Contributions:
  Participants                                         2,885,527      1,848,960
  Employer                                             1,158,080      1,236,004
  Transfers from other plans                           1,978,857      6,360,178
                                                    ------------   ------------
                                                       6,022,464      9,445,142
                                                    ------------   ------------

      Total additions                                  2,126,673      9,017,133
                                                    ------------   ------------

Deductions from net assets attributed to:
  Withdrawals and benefits paid to participants        2,970,952      2,337,401
  Administrative expenses                                      -        121,995
  Transfers to other plans                             5,250,996              -
                                                    ------------   ------------
      Total deductions                                 8,221,948      2,459,396
                                                    ------------   ------------

Net (decrease) increase                               (6,095,275)     6,557,737

Net assets available for benefits:
  Beginning of year                                   29,322,860     22,765,123
                                                    ------------   ------------

  End of year                                       $ 23,227,585   $ 29,322,860
                                                    ============   ============




    The accompanying notes are an integral part of the financial statements.

IGC 401(k) Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

1.     Description of the Plan

       The following brief description of IGC 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       General
       The Plan is a defined contribution employee savings plan covering substantially all employees of Intermagnetics General Corporation (the "Company"). The Plan became effective on February 1, 1985, and was restated as of June 1, 1997. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       Eligibility
       An employee must complete 30 days of service from the date of employment, and have attained the age of 18 to be eligible to participate in the Plan. Employees can join the Plan on the first Monday of the month following the 30 days of employment.

       Contributions
       Employees who elect to participate in the Plan may contribute on a pretax basis up to 15% of their annual compensation, not to exceed certain Internal Revenue Code limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contributions plans. Participants direct the investments of their contributions into various options offered by the Plan. The Company currently offers fifteen mutual funds and company stock as investment options for participants. Employer contributions to the Plan are made equal to 50% of participant contributions, up to 5% of their gross compensation, which includes a participant's base compensation, overtime, fees, tips, profits, bonuses and commissions. Company contributions are allocated on the same basis as those chosen for participant contributions. Additional non-elective and/or profit-sharing contributions are at the discretion of the Company. The Company also contributes a supplemental frozen pension contribution for employees who were employed before or on November 30, 1997 and were a participant in the Intermagnetics General Corporation Pension Plan.

       Participant accounts
       Participants' accounts are credited with the participants' contributions and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant account balances in the respective funds elected.

       Vesting
       All participants immediately vest in their contributions while employer matching contributions vest after one year of service, plus accumulated earnings thereon. A participant vests in non-elective and/or profit-sharing contributions, if any, based upon years of service and is 100% vested after five years of continuous service, death or disability, or upon attainment of age 65.

       Forfeitures
       Forfeitures, if any, from accounts of non-vested terminated participants are allocated to pay administrative expenses or to reduce future employer contributions. Forfeitures were not used to reduce employer contributions for the years ended May 31, 2002 and 2001. At May 31, 2002, forfeited nonvested accounts totaled $36,989.

IGC 401(k) Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

1.     Description of the Plan, Continued

       Participant loans
       Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loans are collateralized by the balance in the participant's account. Loan terms may not exceed five years, unless for the purchase of a primary residence. The loans bear interest at a rate of prime plus 1% at the time the loan is made, as determined by the plan administrator.

       Payment of benefits
       On termination of service due to death, disability or retirement, a participant becomes 100% vested and may elect to receive payment in the form of a lump-sum or defer payment until the later of death, disability, retirement or attainment of age 70-1/2. If a participant's account does not exceed $3,500 for participants joining the Plan before August 5, 1997 or $5,000 for participants joining the Plan thereafter, a lump-sum payment will be made.

       A participant may also elect benefits to be paid under the qualifying financial hardship provisions of the Plan.


2.     Summary of Significant Accounting Policies

       Basis of presentation
       The accompanying financial statements have been prepared on the accrual basis of accounting.

       Investments
       Investments are stated at fair value. The fair value of investments in mutual funds are based on quoted market values on the last business day of the Plan year. Intermagnetics General Corporation common stock ("IGC Stock Fund") owned by the Plan is carried at market value based on the latest quoted market prices on the last business day of the plan year. Participant loans are valued at cost, which approximates fair value.

       Security transactions are recorded on a trade-date basis. Gain or loss on sales of the Company's common stock is determined using the first-in, first-out (FIFO) method, and for mutual funds, based on the average cost for investments in the respective funds.

       Administrative expenses
       The Plan stipulates that all costs incurred in administering the Plan shall be borne by the Company, or if the Company elects not to pay such expenses, they should be paid from the plan. Administrative expenses paid by the Company on behalf of the Plan were approximately $25,300 and $21,100 during 2002 and 2001, respectively.

       Use of estimates
       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       Payments of benefits
       Benefits are recorded when paid.

IGC 401(k) Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

2.     Summary of Significant Accounting Policies, Continued

       Risks and uncertainties
       The Plan provides for various investment options in any combination of stock and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the high level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.


3.     Investments

       A summary of plan investments as of May 31, 2002 and 2001 and the related net appreciation (depreciation) in fair value for the years then ended follows:

                                                                                           May 31, 2002
                                                                               Net Appreciation
                                                                                (Depreciation)
                                                                                in Fair Value             Fair
                                                                                 During Year             Value
     Investment in mutual funds:
        Putnam Small Cap Value Fund                                                  66,466         $    660,156
        Ariel Appreciation Fund                                                      60,682              690,959
        Pimco Total Return Fund                                                      (4,788)             301,130
        Van Kampen Emerging Growth                                                  (21,042)             310,833
        Putnam Vista Fund                                                          (182,569)             589,330
        Putnam Growth Opportunities Fund                                         (2,823,371)           5,434,101*
        Putnam Research Fund                                                       (430,077)           1,586,564*
        Putnam Asset Allocation Growth Portfolio                                   (352,806)           3,322,911*
        Putnam Asset Allocation Balanced Portfolio                                 (218,045)           1,768,982*
        Putnam Asset Allocation Conservative Portfolio                              (44,813)             369,968
        Putnam International Growth Fund                                            (36,625)             421,886
        Putnam Money Market Fund                                                          -            3,442,121*
        Putnam Equity Income Fund                                                     5,775              192,281
        Putnam U.S. Government Income Trust                                          23,027            1,243,762*
        Participant loans                                                                 -              527,333
        IGC Stock Fund                                                             (346,028)             991,381

     Investment in common/collective trusts:
        S&P 500 Index Fund                                                         (145,894)             782,361
                                                                                 ----------         ------------

                                                                                 (4,450,108)        $ 22,636,059
                                                                                 ==========         ============

IGC 401(k) Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------


3.     Investments, Continued


                                                                                           May 31, 2001
                                                                                Net Appreciation
                                                                                 (Depreciation)
                                                                                 in Fair Value             Fair
                                                                                  During Year             Value
       Investment in mutual funds:
         American Century Ultra Fund                                               (4,113,156)        $
         Neuberger and Berman Guardian Fund                                           (29,593)
         Strong Government Securities Fund                                             41,808
         Vanguard Index                                                               (76,725)
         Scudder International                                                        (59,416)
         Neuberger & Berman Focus Fund                                               (150,341)
       Investment in Exeter Trust Company
         collective investment trusts:
         Long-Term Growth                                                             572,022
         Growth with Reduced Volatility                                               288,355
         Defensive Growth                                                              79,086
         Stable Income                                                                187,007
         IGC Stock Fund                                                             1,125,613             1,406,277
         Participant loans                                                                                  619,303
                                                                                 ------------          ------------

                                                                                   (2,135,340)         $  2,025,580
                                                                                 ============          ============

       * represents 5% or more of net assets available for benefits


4.     Plan Termination

       Although it has not expressed any intent to do so, the Company may terminate the Plan at any time. If the Plan is terminated, the assets of the Plan shall be distributed to the participants based upon the participants' respective accumulated account balances.


5.     Income Tax Status

       The Internal Revenue Service has determined and informed the Company by a letter dated August 1, 2002, that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC in order to maintain its qualified plan status. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and was tax-exempt as of the financial statement date.


6.     Related-Party Transactions

       Certain Plan investments are shares of mutual funds managed by Putnam Fiduciary Trust Company. Putnam Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

IGC 401(k) Retirement Savings Plan
Schedule H, line 4i, Schedule of Assets (held at end of year)
May 31, 2002
--------------------------------------------------------------------------------

                                                        Description of               Current
             Identity of Issue                            Investment                  Value
*Putnam Small Cap Value Fund                             Mutual Fund               $    660,156
 Ariel Appreciation Fund                                 Mutual Fund                    690,959
 Pimco Total Return Fund                                 Mutual Fund                    301,130
 Van Kampen Emerging Growth                              Mutual Fund                    310,833
*Putnam Vista Fund                                       Mutual Fund                    589,330
*Putnam Growth Opportunities Fund                        Mutual Fund                  5,434,101
*Putnam Research Fund                                    Mutual Fund                  1,586,564
*Putnam Asset Allocation Growth Portfolio                Mutual Fund                  3,322,911
*Putnam Asset Allocation Balanced Portfolio              Mutual Fund                  1,768,982
*Putnam Asset Allocation Conservative Portfolio          Mutual Fund                    369,968
 S&P 500                                           Common/Collective Trust              782,361
*Putnam International Growth Fund                        Mutual Fund                    421,886
*Putnam Money Market Fund                                Mutual Fund                  3,442,121
*Putnam Equity Income Fund                               Mutual Fund                    192,281
*Putnam U.S. Government Income Trust                     Mutual Fund                  1,243,762
*IGC Stock Fund                                          Common Stock                   991,381
*Participant Loans                                   Loans (5.75-10.50%)                527,333
                                                                                  -------------

                                                                                  $  22,636,059
                                                                                  =============

* Indicates that the issuer is a party-in interest as defined by ERISA.

                                   SIGNATURES
                                   ----------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    INTERMAGNETICS GENERAL CORPORATION
                                    IGC SAVINGS PLAN
                                    (Name Of Plan)


                                    By: /s/  Michael K. Burke
                                        ----------------------------------------
                                        Michael K. Burke
                                        Executive Vice President and
                                        Chief Financial Officer





Dated:  November 19, 2002

                                  Exhibit Index
                                  -------------

Exhibit
-------

23                    Consent Of PricewaterhouseCoopers LLP











                                       11